■ EXHIBIT 99.1
ADDITION OF AN AFFILIATED COMPANY

1. Company to be affiliated of
- Company Name	: Korea Energy Investment Limited
- Total Assets(KRW)	: 167,581,907,000
- Total Equity(KRW)	: 10,717,612,000
- Total Liabilities(KRW)	: 156,864,295,000
- Paid-in Capital (KRW)	: 4,750,000,000
- Major business	: Generation of Electricity etc.
2. Name of company group: POSCO
3. Reason for purpose : POSCO acquired the stake in Korea Energy Investment Limited.
3. Total number of affiliated companies after additional affiliation: 56

4. Ownership of Major shareholders	: Korea Energy Investment Limited wholly owned by POSCO
5. Date of Change : March 30, 2006
6. Other

     - The major financial statement figures as of Dec.31, 2005

     - The Korea Fair Trade Commission will have to designate Korea Energy Investment Limited as Business Group subject to Limitations on        Cross Shareholding on Apr.1, 2006